UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-31799

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd.)
(Translation of Registrant’s Name into English)

#203-409 Granville St, Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]
Form 20-F [X]      Form 40-F [   ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1)]
Yes [   ]   No [X]

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report on the Dotted Lake Property dated September 7, 2010 as revised on November 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rouge Resources Ltd.

Dated: May 17, 2012	By:	/s/ Linda Smith
Linda Smith

	Title:	President and CEO